Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

October 12, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed September 21, 2021

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 8, 2021, regarding Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 21, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Form F-1 filed September 21, 2021

Consolidated Statements of Changes in Shareholders Equity, page F-29

1.	Please revise the heading to correctly indicate that the statements are presented for the six months ended March 31, 2021 and 2020, and not for the six months ended September 30, 2021 and 2020 as currently disclosed. Similarly, revise the sentence preceding the table in Note 15 - Segment Reporting on page F-50 to correctly indicate that the table presents revenues by geographic areas for the six months ended March 31, 2021 and 2020.

In response to the Staff’s comment, we have revised our disclosure on the pages F-29 and F-50 of the Amendment No. 5.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP